Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors:
Spark Energy, Inc.:

We consent to the use of our report dated March 9, 2018, except as to note 3, which is as of March 4, 2019, with respect to the consolidated balance sheets of Spark Energy, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements) incorporated herein by reference to the Form S-3 of Spark Energy, Inc. dated September 20, 2019, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the accounting for employee taxes paid for shares withheld for tax withholding purposes.

/s/ KPMG LLP

Houston, Texas
September 20, 2019

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